1217431v1
                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):   __X__  Form 10-K   ___ Form 20-F    __ Form 11-K
               _____  Form 10-Q   ___ Form N-SAR

For Period Ended:  December 31, 1999

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

Simione Central Holdings, Inc
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

6600 Powers Ferry Road
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Atlanta, GA  30339
--------------------------------------------------------------------------------
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X      (a)  The reasons described in reasonable  detail in Part III of this form could not be eliminated without reasonable effort or expense;
         (b)  The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The  accountants  statement  or  other  exhibit  required  by Rule
              12b-25(c)  has been  attached  if applicable.

PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant recently completed its merger with MCS, Inc. as reflected in the Registrant's Current Report on Form 8-K filed on March 8, 2000. The financial statements of Simione Central Holdings, Inc. ("SCHID") as of December 31, 1999 are still in the process of being finalized and reviewed by the auditors.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

      --------------------------------------------------------------------------

       R. Bruce Dewey              (770)                     644-6708
           (Name)               (Area Code)             (Telephone Number)
      --------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     __X__  Yes _____ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? __X__ Yes _____ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that any significant changes in the results of operations for the Registrant's year ended December 31, 1999, as compared to prior year's results, will be reflected in the financial statements of the Registrant. (See attached explanation).


                         Simione Central Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  March 29, 2000             By:  /s/ R. Bruce Dewey
                                            R. Bruce Dewey, President and CEO

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Part IV, Item 3

                  CONSOLIDATED STATEMENTS OF LOSS (unaudited)
                                ($ in thousands)

Below are the comparative Results of Operations for Simione Central Holdings, Inc for the years ended December 31, 1999 and 1998. Significant changes in results can be seen in material reduction in revenues, costs and expenses. The completion of the merger with MCS completed on March 7, 2000 has had a material impact on the Company and the Company needs additional time to review the dislosures in the Form 10-K including but not limited to Subsequent Events to the year ended December 31, 1999 and the Liquidity and Capital Resources disclosures in the MD&A.


                                                     Year Ended December 31,
                                             ----------------------------------------
                                                    1999                   1998
                                             -----------------      -----------------
                                                 (Unaudited)
Net revenues:
   Software and services                           $14,693               $27,523
   Agency support                                    1,541                 6,936
   Consulting services                               7,299                 6,437
   Columbia settlement fee                           2,250                   750
                                             -----------------      -----------------
       Total net revenues                           25,783                41,646

Costs and expenses:
   Cost of revenues                                 16,446                26,091
   Selling, general and administrative              13,346                13,823
   Research and development                          3,968                 6,741
   Amortization and depreciation                     3,546                 2,392
   Restructuring and other charges                  (1,140)                5,011
                                             -----------------      -----------------
        Total costs and expenses                    36,166                54,058
                                             -----------------      -----------------

    Loss from operations                           (10,383)              (12,412)

Other income (expense):
   Interest expense                                   (242)                 (183)
   Interest and other income                           204                   424
                                             -----------------      -----------------
Net loss                                          $(10,421)             $(12,171)
                                             =================      =================

Net loss per share - basic and diluted              $(5.95)               $(7.11)
                                             =================      =================

Weighted average common shares - basic               1,750                 1,709
and diluted
                                             =================      =================
